

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Marc H. Bell
Chief Executive Officer
Terran Orbital Corp
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida, 33487

> **Re: Terran Orbital Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2022**
> **File No. 333-264447**

Dear Mr. Bell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 78

1. We note your response to comment 3 that warrant holders are unlikely to exercise their warrants. Describe the impact on your liquidity and update the discussion regarding your ability to fund your operations on a prospective basis with your current cash on hand.

2. We note your response to comment 7 and the agreement that certain investors have the right to sell back warrants to you at a fixed price for a given period. Please revise to discuss the risks that the agreement may pose to other holders if you are required to buy back the warrants as described therein. For example, discuss how such forced purchases

would impact the cash you have available for other purposes and to execute your business plan.

3. We note your response to comment 8 that you expect to need to raise additional funds in order to proceed with your business plan. Discuss the effect of this offering and the unlikelihood that you will receive significant proceeds from exercises of the warrants on your ability to raise additional capital.

 Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan R. Pavlich